GOLCONDA RESOURCES LTD.
Suite 780, 521 - 3rd Avenue SW
Calgary, Alberta T2P 3T3
Tel.: (403) 232.6828 Fax (403) 232.8650

#82-3167

RECEIVED
2006 DEC 12 A 10:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 20, 2006

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Golconda Resources Ltd. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements.

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2006	December 31, 2005
Assets		
Current		
Cash	$ 171,946	$ 4,098
Accounts receivable	671	5,972
Prepaid expenses	3,987	585
	176,604	10,655
Capital - Note 2	2,745	2,745
Mineral properties and deferred expenditures - Note 3	4,742,712	4,190,403
Mineral reclamation deposits	77,791	58,247
	$ 4,999,852	$ 4,262,050
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 80,660	$ 205,853
Advances from shareholders	6,689	91,989
	87,349	297,842
Shareholders' equity		
Share capital - Note 4	14,785,018	13,705,363
Contributed surplus	488,927	351,074
Deficit	(10,361,442)	(10,092,229)
	4,912,503	3,964,208
	$ 4,999,852	$ 4,262,050

Approved by the Board:

__________________________, **Director**
Guenter J. Liedtke

__________________________, **Director**
Terry S. Chan

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2006	September. 30, 2005	September 30, 2006	September 30, 2005
Expenses				
Administration fees	$ 7,500	$ 10,000	$ 22,500	$ 22,500
Annual general meeting	10	(130)	10,803	19,377
Dues, fees and memberships	-	-	4,161	2,995
Foreign exchange loss	(402)	(2,602)	(2,534)	7,589
General exploration	6,437	-	8,187	2,384
Investor relations	3,070		3,070	-
Office expenses	2,770	2,860	11,291	18,360
Office rent	7,551	6,976	22,926	20,918
Professional fees	4,216	2,116	10,693	9,168
Salaries	9,075	23,083	25,042	62,780
Shareholders' information	-	621	2,433	2,818
Stock based compensation	-	-	137,853	8,430
Stock exchange fees	(35)	(2,780)	4,718	4,200
Transfer agent	2,272	3,970	8,069	7,789
	42,464	44,114	269,212	189,308
LOSS FOR THE PERIOD	(42,464)	(44,114)	(269,212)	(189,308)
DEFICIT, BEGINNING OF PERIOD	(10,318,977)	(9,133,288)	(10,092,229)	(8,988,094)
DEFICIT, END OF PERIOD	$ (10,361,441)	$ (9,177,402)	$ (10,361,441)	$ (9,177,402)
LOSS PER SHARE	$ (0.001)	$ (0.001)	$ (0.005)	$ (0.004)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (42,464)	$ (44,114)	$ (269,212)	$ (189,308)
Add items not affecting cash				
Stock based compensation	-	-	137,853	8,430
	(42,464)	(44,114)	(131,359)	(180,878)
Net change in non-cash working capital items				
Accounts receivable and accruals	7,873	4,764	5,301	464
Prepaid expenses	6	(2,486)	(3,402)	(6,486)
Accounts payable and accrued liabilities	(3,019)	34,583	(125,194)	(155,219)
Advances from shareholders	-	24,999	(85,300)	(167,920)
Loan payable	-	33,000	-	33,500
	(37,604)	50,746	$ (339,954)	$ (476,539)
Financing activities				
Issue of shares for cash				
on private placement	-	-	1,100,000	-
on exercise of stock options	-	-	-	-
on exercise of warrants	-	-	-	1,166,250
Costs of issuing shares	-	-	(20,345)	-
	-	-	1,079,655	1,166,250
Investing activities				
Exploration expenditures	(56,220)	(76,685)	(552,310)	(690,916)
Additions to deposits	47,116	-	(19,544)	(46)
Capital asset purchased	-	-	-	(369)
	(9,104)	(76,685)	(571,854)	(691,331)
(DECREASE) INCREASE IN CASH	(46,708)	(25,939)	167,847	(1,620)
CASH, BEGINNING OF PERIOD	218,653	27,221	4,098	2,902
CASH, END OF PERIOD	$ 171,945	$ 1,282	$ 171,945	$ 1,282

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

September 30, 2006

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements . In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2005.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,845	$ 9,209	$ 1,636
Computer equipment	10,206	9,097	1,109
	$ 21,051	$ 18,306	$ 2,745

Note 3 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Total September 30 2006	Total December 31 2005
Canada					
Ennis Lake	100	$ 5,058	$ -	$ 5,058	$ 5,058
Wapawekka	100	21,743	1,157,603	$ 1,179,346	1,160,627
		26,801	1,157,603	1,184,404	1,165,685
United States					
Baxter Springs	75	15,656	-	15,656	-
Four Aces	80	16,061	16,202	32,263	-
Merger	35	49,897	16,185	66,082	34,329
Monitor Flats	100	16,620	80,729	97,349	92,339
Ralston Valley	100	49,590	292,472	342,062	320,657
Shulin Lake, Alaska	51	160,242	1,629,843	1,790,085	1,381,954
Silver Bow, Nevada	100	-	2,100	2,100	2,100
South Monitor, Nevada	80	116,800	1,095,911	1,212,711	1,193,339
		424,866	3,133,442	3,558,308	3,024,718
		$ 451,667	$ 4,291,045	$ 4,742,712	$ 4,190,403

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2005	47,099,734	$ 13,705,363
Issued during the period		
Private placement (less issue costs of $20,345)	5,500,000	1,079,655
Balance, September 30, 2006	52,599,734	$ 14,785,018

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of September 30, 2006 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2005	2,175,000	0.26
Granted	1,425,000	0.25
Exercised	-	
Expired	-	
Outstanding, September 30, 2006	3,600,000	0.25

Note 4 - Share Capital *(Continued)*

c) Stock option plan *(Continued)*

The following table summarizes information about stock options outstanding at September 30, 2006:

Exercise Price	Number of Shares	Expiry Date
$ 0.25	1,125,000	July 28, 2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$ 0.25	650,000	August 31, 2009
$0.35	25,000	January 13, 2010
$ 0.25	1,400,000	January 4, 2011
$ 0.25	25,000	April 4, 2011
	3,600,000	

d) Warrants

A summary of the status of the common share purchase warrants as at September 30, 2006 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2005	Issued (Exercised)	Expired	Outstanding at September 30 2006
$0.30	May 14, 2007	-	2,750,000	-	2,750,000
		-	2,750,000	-	2,750,000

Note 5 - Related Party Transactions

(a) The Company paid certain directors and officers, either directly or indirectly, the following amounts:

For deferred exploration expenditures	$	50,050
For general and administrative costs		22,500
	$	72,550

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the parties.

#82-3167

RECEIVED

2006 DEC 12 A 10: 33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is November 20, 2006.

This Management Discussion and Analysis ("MD&A") reviews the activities of Golconda Resources Ltd. and compares the financial results for the third quarter and first nine months of 2006 with those of the corresponding periods in 2005. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended September 30, 2006 and with the 2005 annual report which contains the audited consolidated financial statements for the relevant periods, copies of which are filed on the SEDAR website (www.sedar.com).

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds various titles to the Company's mineral properties in Nevada and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

Notice of Change of Auditor - DCS Chartered Accountants (formerly Dick Cook Schulli) has withdrawn from the Canadian Public Accountability Board and public company auditing and as a result resigned as auditor of Golconda on its own initiative effective August 10, 2006. Effective August 11, 2006, the board of directors of Golconda has appointed MacKay LLP, Chartered Accountants, to fill the vacancy in the office of auditor created by the resignation of DCS until the next annual meeting of shareholders of the Corporation.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarters:

Fiscal Quarter ended	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($42,464)	($52,976)	($173,772)	($1,104,135)	($44,114)	($69,416)	($75,778)	($772,090)
Basic Loss per share	($0.001)	($0.001)	($0.004	($0.02)	($0.001)	($0.001)	(0.001)	(0.001)
Total Assets	$4,999,852	$5,045,335	$4,290,631	$4,262,050	$5,077,770	$5,029,302	$5,052,715	$4,382,037
Total Liabilities	$87,349	$90,367	$364.842	$297,842	$251,235	$158,653	$112,650	$540,874

Mineral Exploration Activities

Nevada – Nye and Esmeralda County

During the quarter ended September 30, 2006, the Company paid US$31,125 in annual lease fees to the Bureau of Land Management for the following properties:

Claims	Interest Held	No. of Claims	Amount Paid - US$
Baxter Springs	75%	36	$4,500
Four-Aces,	80%	25	$3,125
Merger	35%	67	$8,375
Monitor Flats	100%	18	$2,250
Ralston Valley	100%	60	$7,500
South Monitor	80%	43	$5,375

Golconda paid the registered owners of the Baxter Springs claims US$5,000 pursuant to the terms of a joint venture agreement dated December 1, 2005.

During the period, Golconda incurred a total of $9,104 in exploration expenditures on the Nevada properties.

LIQUIDITY AND CAPITAL RESOURCES

During the quarter ended September 30, 2006, the Company incurred $9,104 in deferred exploration expenditures compared to $76,685 in the three months ended September 30, 2005. Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements. .

The Company's cash balance at September 30, 2006 was $171,945 compared to $1,282 at September 30, 2005. Current accounts payables and accrued liabilities are $87,349 consisting of $80,660 in accounts payable and $6,689 in advances from shareholders ($297,842 at December 31, 2005). At September 30, 2006, the Company's investment in resource property costs was $4,742,712 ($4,190,403 at December 31, 2005). Shareholders' equity or net assets totaled $4,999,852 ($4,262,050 at December 31, 2005).

RELATED PARTY TRANSACTIONS

The Company paid to certain directors and officers, either directly or indirectly, the following amounts: for deferred exploration expenditures $61,050 and for general and administrative costs $22,500.

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal of par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price
	Balance, December 31, 2005	47,099,734	
Private Placement/Cash	May 15, 2006	5,500,000	$0.20
	Balance, September 30, 2006	52,599,734	

Outstanding Warrants

At September 30, 2006, there were 2,750,000 warrants outstanding, granting the right to the holders to purchase 2,750,000 common shares of the Company at a price of $0.30 per share until the close of business on May 14, 2007. Details of warrants outstanding at September 30, 2006 are disclosed in Note 4 d) to the unaudited interim consolidated financial statements.

In addition, there are 70,000 Finder's Warrants outstanding exercisable until the close of business on May 14, 2007. Each Finder's Warrant entitles the holder to purchase up to 70,000 Units at the price of $0.20 per unit. Each unit is comprised of one common share and one-half common share purchase warrant. Each whole warrant will be exercisable at $0.30 per share for a 12-month period from the date of issuance.

Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years. As at the date hereof there are 3,600,000 options outstanding. Details of stock options outstanding as at September 30, 2006 are disclosed in Note 4c) to the unaudited consolidated financial statements.

SUBSEQUENT EVENTS

Drilling Programme – On November 20, 2006, Golconda announced that the deep diamond drilling programme on its Ralston Valley gold prospect in Nevada will start before the end of the month of November 2006. Two holes will be drilled on the BX

claims, which cover outcropping gold mineralization in the Baxter Springs area. Pursuant to an option agreement entered in 2005,Golconda can earn up to 75% interest in 33 BX claims (660 acres).

Hole BX-1C will target a large jasperoid body that is over 1000 ft (300 m) long and 150 ft (50 m) wide and that contains narrow zones of high-grade gold, with surface samples of up to 0.353 oz gold/ton (12 g gold/tonne), with a drill intercept of 10 ft of 7 oz gold/ton. In 1984, Homestake Mining drilled two holes on this jasperoid body; the first hole intersected 10 ft of 6.998 oz gold/ton (240 g gold/tonne) and the second intersected 1.60 oz gold/ton (55 g gold/tonne) over 5 ft. The widespread and high-grade gold values found in the jasperoid body are indicative of a very strong hydrothermal system. The main silty limestone horizon is projected to occur between 1200 and 1800 ft (335-520 m) depth.

Hole BX-2C will target a second jasperoid body occurring on the same mineralized structure at about 2500 ft to the southeast. The jasperoid contains strong drusy quartz, barite veining and anomalous gold values of up to 0.083 oz gold/ton (2.85 g gold/tonne). The lower laminated silty limestone horizon is thought to occur between 1100 and 1700 ft (335-520 m) depth.

Starting in January 2007, Golconda plans to drill the following prospects:

- the 100% owned RV claims that cover the extension of the gold bearing structures of the Baxter Springs area; targets will be the down dip extension of an anomalous gold zone intersected in 2004, and the second gold mineralized structure;
- the Merger silver prospect (67 claims under an option agreement to earn 35% interest), the planned holes will be 1000 ft deep; a hole drilled in 1981 intersected 15 ft of 5.88 oz silver/ton (4.50 m of 202 g silver/tonne) and below it intersected a stock work vein system of 371 ft (113 m) of 1 oz silver/ton (34 g silver/tonne); and
- the Four Aces zinc, silver and lead prospect (26 claims under an option agreement to earn up to 80% interest). The mineralization occurs in a skarn over more than 3000 ft (900 m). This property has never been drilled and the deepest working reached the water table at 150 ft (45 m).

Guenter J. Liedtke, P. Geol., is the designated qualified person for the purposes of National Instrument 43-101 *Standards of Disclosure.*

RISK AND UNCERTAINTIES

The basic business plan of the Company is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, the Company has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits.

Historically the Company has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its projects.

• • •

GOLCONDA RESOURCES LTD.
Suite 780, 521 – 3rd Avenue S.W.
Calgary, AB T2P 3T3

#82-3167

November 20, 2006

NEWS RELEASE

Deep Drilling to Start at Ralston Valley Gold Prospect - Nevada

Golconda Resources Ltd. will begin a deep diamond drill program on it's Ralston Valley Gold prospect in Nye County, Nevada around the 25th of November, 2006.

In 2005, Golconda entered into an option agreement to earn up to 75% in 33 claims (660 acres), the BX-claims, which cover outcropping gold mineralization in the Baxter Springs area. Golconda already owns a 100% interest in 60 claims (1,200 acres), the RV claims, which cover the extension of the gold mineralized structures.

In the Ralston Valley – Baxter Springs area, Carlin type stratabound and structurally controlled gold mineralization occurs in a Palaeozoic sequence of limestone and siltstone, which include several laminated silty limestone horizons.

In the Carlin area, the laminated silty limestone is the main host rock containing over 85% of the gold in that district. The same rock type contains also most of the gold mineralization in the Ralston Valley – Baxter Springs area.

DRILLING ON THE BX-CLAIMS – November to December, 2006:

The most favourable horizon for high grade gold mineralization is the lowermost laminated silty limestone where it is intersected by one of the gold carrying Walker Lane structures. This highly prospective zone has never been explored as no hole on these claims has ever been drilled deeper than 600-ft.

Hole BX-1C – Target: Large Jasperoid Body With Drill Intercept of 10-ft. of 7 oz. gold/ton

A large jasperoid body which is over 1000-ft. (300m) long and 150-ft. (50m) wide, contains narrow zones of high grade gold, with surface samples up to 0.353 oz. gold/ton (12g gold/tonne). A vertical hole drilled by Homestake Mining in 1984 intersected 10-ft. of 6.998 oz. gold/ton (240g gold/tonne), another hole intersected 1.60 oz. gold/ton (55g./tonne) over 5-ft. (Similar gold bearing jasperoids occur over the ore bodies in the Carlin area). The wide spread and high grade gold values found in the jasperoid body are indicative of a very strong hydrothermal system. The main silty limestone horizon is projected to occur between 1200-ft. and 1800-ft. (360 to 550m) depth. Hole BX-1C will intersect the centre of the system at a depth of about 1500-ft.

Hole BX-2C – Target: Large Jasperoid Body With Drusy Quartz, Barite Veins

A second jasperoid body occurs on the same mineralized structure about 2500-ft. to the southeast. The jasperoid contains strong drusy quartz, barite veining and anomalous gold values of up to 2.85g/ton gold (0.083 oz/tonne gold). The lower laminated silty limestone horizon is thought to occur between 1100 and 1700-ft. (335-520m.) depth.

DRILLING CONTINUING IN JANUARY 2007:

Ralston Valley Project

The next holes will be on Golconda's 100% owned Ralston Valley claims and are the follow-up of the 2004 drilling. The RV Claims cover the extension of the gold bearing structures of the Baxter Springs area. Targets will be the down dip extension of an anomalous gold zone intersected in Hole RV-13 and the second gold mineralized structure.

The drill program will then continue with other Golconda properties being subsequently tested.

Merger Property (Silver Prospect – GA – 35% Interest)

The Merger Project had only one hole drilled into the main zone, which is a stockwork ridge about 2000-ft. (600m) long. The hole, drilled in 1981, intersected 15-ft. of 5.88 oz. silver/ton (4.50m of 202g. silver/tonne) and below that a stockwork vein system for 371-ft. (113m) of 1 oz. silver/ton (34g. silver/tonne). At 756-ft (230m), the end of the hole, the stockwork and the silver still continued. It is thought that this zone is the upper part of a bonanza vein type boiling horizon with potential for high grade silver values in the next 200-ft. (60m) below. The planned holes here will be 1000-ft. deep.

4-Aces Property (GA – 80%)

The 4-Aces Property will then be tested. Zinc, silver, and lead mineralization occurs in a skarn over more than 3000-ft. (900m). The property has never been drilled and the deepest working went down to the water table at 150-ft. (45m).

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke
Ph: (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net web site: www.golcondaresources.com

#82-3167

RECEIVED

2006 DEC 12 A 10:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Modified Form 52-109F2
Certification of Interim Filings

I, Guenter J. Liedtke, President and Chief Executive Officer of **Golconda Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Golconda Resources Ltd., (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 21, 2006.

Guenter J. Liedtke,
President and Chief Executivel Officer

#82-3167

Modified Form 52-109F2
Certification of Interim Filings

I, Guenter J. Liedtke, acting Chief Financial Officer of **Golconda Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Golconda Resources Ltd., (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 21, 2006.

Guenter J. Liedtke,
Acting Chief Financial Officer